SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN

(Full title of plan)

Commission File No. 1-12984

CENTEX CONSTRUCTION PRODUCTS, INC.
2728 N. Harwood
Dallas, Texas 75201
(Name of issuer and address of principal executive offices)

FINANCIAL STATEMENTS
Centex Construction Products, Inc. Hourly Profit Sharing Plan
As of December 31, 2001 and 2000, and for the Year ended December 31, 2001

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Financial Statements

As of December 31, 2001 and 2000,
and for the Year ended December 31, 2001

Report of Independent Auditors

Administrative Committee
Centex Construction Products, Inc.
   Hourly Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Centex Construction Products, Inc. Hourly Profit Sharing Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Dallas, Texas
June 25, 2002

THIS IS A COPY OF A PREVIOUSLY ISSUED REPORT. ARTHUR ANDERSEN LLP HAS NOT REISSUED THIS REPORT.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
   Centex Construction Products, Inc.
   Hourly Profit Sharing Plan:

     We have audited the accompanying statements of net assets available for benefits of the Centex Construction Products, Inc. Hourly Profit Sharing Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Dallas, Texas,
June 6, 2001

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets
Investments in Centex Master Trust:
Registered Investment Companies	$4,454,207	$2,741,532
CXP Common Stock Fund	161,750	98,895
Centex Common Stock Fund	12,528	8,159
Participant Loans	156,599	—

Total interest in Centex Master Trust	4,785,084	2,848,586

Net assets available for benefits	$4,785,084	$2,848,586

See accompanying notes.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:
Company contributions	$480,804
Participant contributions	879,249
Rollovers	1,162,607
Interest in Centex Master Trust investment loss	(160,671)

Net additions	2,361,989

Deductions:
Distributions to participants	410,385
Administrative expenses	15,106

Total deductions	425,491

Net increase	1,936,498

Net assets available for benefits:
Beginning of year	2,848,586

End of year	$4,785,084

See accompanying notes.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the Centex Construction Products, Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution retirement plan covering eligible employees of Centex Construction Products, Inc. (the Company or CXP) and eligible employees of certain subsidiaries of the Company which have adopted the Plan with the Company’s consent. The Company and the certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. Centex Corporation owns approximately 65% of the outstanding common stock of CXP.

Eligible employees participate in profit sharing on the earlier of January 1 or July 1 after completing one year of service, as defined. All employees of Participating Employers are eligible to participate provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement unless such agreement extends the Plan to such group or class of employees. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire or the end of any Plan year thereafter.

Effective November 10, 2000, employees of certain legal entities of Republic Group LLC (“Republic”), which were acquired by CXP, became eligible to participate in the Plan.

Contributions

The Plan permits participants to contribute up to 25% of their compensation (up to a statutory limit) to a 401(k) account upon the date of hire. Total additions to a participant’s account are limited to a maximum of 25% of compensation (up to a maximum of $35,000) for
401(k) contributions and Participating Employer contributions on a combined basis.

Employer discretionary profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. They are allocated to participant accounts on a pro rata basis determined by each participant’s length of service and number of hours worked. Employer nondiscretionary matching contributions for

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

eligible employees of Republic are allocated to participant accounts based on a percentage of each participant’s eligible contributions. Forfeitures may be used to reduce employer matching contributions, employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $61,671 were used to reduce employer contributions and pay administrative fees for the year ended December 31, 2001.

Participants direct the investment of their accounts into a variety of Registered Investment Company funds or the CXP Stock Fund (the CXPSF). Another fund, the Centex Common Stock Fund (the CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan. No additional contributions to the CCSF are permitted.

Participants may allocate up to 15% of employer and participant contributions to the CXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.

Vesting

A participant does not vest in his/her Participating Employer nondiscretionary matching and discretionary profit sharing contributions and related earnings until the completion of five years of service (as defined). Participants are fully vested in all contributions after five years of service or upon retirement, full and permanent disability, or death. Participants are always fully vested in their 401(k) contributions and related earnings.

The vesting for matching contributions made on or after January 1, 2002 was changed. These matching contributions become fully vested upon the completion of three years of service (as defined).

Loans

Only Republic participants are allowed to obtain loans against their vested account balances; loans by other participants are not permitted. These participants may borrow up to 50% of the vested portion of their accounts not in excess of $50,000. Loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are generally repayable to the Plan within five years. Interest rates ranged from 6.00% to 10.00% at December 31, 2001.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides that, in the event of termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Reclassification

Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Valuation of Investments

The Centex Master Trust (the Master Trust) holds the assets of the Plan, as well as the assets of other plans sponsored by CXP and Centex Corporation (Affiliate Plans.) The Plan and Affiliate Plans have an undivided interest in the Master Trust.

Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of the CXPSF and the CCSF are valued at the quoted market price in an active market. Participant loans receivable and short-term investments are valued at cost, which approximates fair value.

Purchases and sales of investments made by the Trustee are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates investment income to the Plan based on the Plan’s ownership interest in Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2001, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair market value of investments. Administrative expenses are allocated pro rata to the Plan and Affiliate Plans.

Payment of Benefits

Benefits are recorded when paid.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

3. Interest in Master Trust

At December 31, 2001, the Plan’s interest in the net assets of the Master Trust was approximately 2%. Investments held in the Master Trust were as follows:

	Plan Interest
	in Master
	Trust Assets	2001

Registered Investment Companies	2%	$290,052,367
Centex Common Stock Fund	0%	34,051,484
CXP Common Stock Fund	11%	1,528,354
Participant Loans	5%	3,062,292

Total	2%	$328,694,497

The Plan’s individual interest in the assets held by the Master Trust as of December 31, 2000, was approximately 1%. The Master Trust assets as of December 31, 2000, included $285,678,401 of investments in registered investment companies.

Investment income (loss) in the Master Trust for the year ended December 31, 2001, was as follows:

Net depreciation in registered investment companies	$(35,088,929)
Net appreciation in Centex Common Stock Fund	11,997,704
Net appreciation in CXP Common Stock Fund	224,499
Dividend and interest income	2,584,805

$(20,281,921)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 9, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. The Plan has applied for but has not received a new determination letter from the IRS. However, the plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

5. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

6. Reconciliation to Form 5500

As of December 31, 2001 and 2000, the Plan had $5,905 and $258, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company:

	December 31
	2001	2000

Net assets available for Plan benefits per the financial statements	$4,785,084	$2,848,586
Amounts allocated to withdrawing participants	(5,905)	(258)

Net assets available for Plan benefits per Form 5500	$4,779,179	$2,848,328

The following reconciles benefits paid to participants per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$410,385
Less: Amounts allocated to withdrawing participants at December 31, 2000	(258)
Add: Amounts allocated to withdrawing participants at December 31, 2001	5,905

Benefits paid to participants per Form 5500	$416,032

7. Subsequent Event

On January 24, 2002, the Board of Directors of the Company approved a 2002 employer profit sharing contribution to the Plan in the amount of $341,250, which was remitted to the Master Trust on March 7, 2002.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Centex Construction Products, Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTEX CONSTRUCTION PRODUCTS, INC. HOURLY PROFIT SHARING PLAN

Date: June 28, 2002	By:	/s/ Michael S. Albright Michael S. Albright Member, Administrative Committee

INDEX TO EXHIBITS

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith.

23.1	Notice Regarding Consent of Arthur Andersen LLP	Filed herewith.